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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Brokerage Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

999 South Shady Grove Road, Suite 400 (Address) Memphis (City) TN (State) 38120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Ziemba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Brokerage Service, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA S. SMITH
STATE OF TENNESSEE
NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES: 01-12-2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pinnacle Brokerage Service, Inc.

Index

December 31, 2009

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

The Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Pinnacle Brokerage Service, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 22, 2010

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Pinnacle Brokerage Service, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	259,067
Other assets		3,900
Total assets	$	262,967
Liabilities		
Accrued expenses	$	373
Stockholder's Equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding		15,000
Additional paid-in-capital		275,000
Deficit		(27,406)
Total stockholder's equity		262,594
Total liabilities and stockholder's equity	$	262,967

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Operations

For the Year Ended December 31, 2009

Interest Income	$	17
Operating Expenses		2,783
Net loss	$	(2,766)

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2009	100	$ 15,000	$ 275,000	$ (24,640)	$ 265,360
Net loss	-	-	-	(2,766)	(2,766)
Balance at December 31, 2009	100	$ 15,000	$ 275,000	$ (27,406)	$ 262,594

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net loss	$	(2,766)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Other assets		(534)
Accrued expenses		(503)
Net cash used in operating activities		(3,803)
Cash at beginning of year		262,870
Cash at end of year	$	259,067

See accompanying notes to financial statements.

1. Operations and Organization

Nature of Business

Pinnacle Brokerage Service, Inc. (the "Company") was incorporated in Ohio on August 14, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Duncan-Williams, Inc.

During fiscal 2009, the Company had no broker-dealer activities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Income Taxes

The company is a wholly owned subsidiary of Duncan-Williams, Inc. and accordingly federal income and any applicable tax credits are included in the federal income tax return of Duncan-Williams, Inc.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company files a separate state income tax return and state income tax treatment varies depending upon the state in which returns are filed.

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB") authoritative guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for recognition and measurement of the benefits of individual tax positions in the financial statements. Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2009, and the adoption of the guidance did not have a material effect on the Company's financial condition or results of operations. There are no interest and penalties related to income tax assessments. Fiscal years ending on or after December 31, 2006, remain subject to examination by state tax authorities.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 22, 2010, which was the date the financial statements were available to be issued.

3. Fair Value Measurement

Prices for money market mutual funds are determined based on transacted amounts and the resulting fair values are categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money Market Mutual fund	$ 259,067	$ -	$ -	$ 259,067

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ('SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $253,513, which was $153,513 in excess of its required net capital of $100,000. The Company's net capital ratio was .0 to 1 at December 31, 2009.

5. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Pinnacle Brokerage Service, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2009

Aggregate indebtedness:		
Items included in statement of financial condition:		
Aggregate indebtness as defined	$	373
Net Capital:		
Total stockholder's equity	$	262,594
Deductions and/or charges:		
Non-allowable assets		(3,900)
Net capital before haircuts on securties owned		258,694
Haircuts on securities positions		(5,182)
Net capital		253,512
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	153,512
Ratio of aggregate indebtedness to net capital		.0 to 1

Pinnacle Brokerage Services, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2009

A computation of reserve requirement is not applicable to Pinnacle Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pinnacle Brokerage Services, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

Information relating to possession or control requirements is not applicable to Pinnacle Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pinnacle Brokerage Services, Inc.

Schedule IV

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2009

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009	$	373
Reconciling items		-
Aggregate indebtedness as computed on Schedule I	$	373
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009	$	253,512
Reconciling items		-
Net capital as computed on Schedule I	$	253,512

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Pinnacle Brokerage Service, Inc., (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2010 Dixon Hughes PLLC

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

February 22, 2010

The Board of Directors of
Pinnacle Brokerage Service, Inc.

We have audited the financial statements of Pinnacle Brokerage Service, Inc. (the "Company") for the year ended December 31, 2009, and have issued our report thereon dated February 22, 2010. Professional standards require that we provide you with information about our responsibilities under auditing standards generally accepted in the United States of America, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 8, 2009. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. As disclosed in Note 2 effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB") authoritative guidance on accounting for uncertainty in income taxes for all entities, including pass-through entities, such as limited liability companies. The Company's tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. A tax position is a position taken in a previously filed tax return or a positions expected to be taken in a future tax return that is reflected in measuring the income tax provision recorded in the Company's financial statements. Tax positions include, among other things, the Company's decision not to file a tax return in a jurisdiction, state nexus, and the characterization of income in a tax return. The adoption of this accounting standard did not have a material impact on the Company's financial statements for the year ended December 31, 2009. No other new accounting policies were adopted and the application of existing policies was not changed during 2009. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We noted no sensitive accounting estimates affecting the financial statements.

The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no uncorrected misstatements in the financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 22, 2010.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those

statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Pinnacle Brokerage Service, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Dixon Hughes PLLC

DIXON HUGHES PLLC

Pinnacle Brokerage Service, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures

December 31, 2009

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Accountants' Report
on Applying Agreed-Upon Procedures

Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Pinnacle Brokerage Service, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures discussed below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries made to the general ledger and cancelled checks noting no differences;

2. Compared the Total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a variance of $2;

3. Compared any adjustments reported in Form SIPC-7T with the monthly internal financial statements from April 1, 2009 to December 31, 2009, that support the FOCUS noting no differences;

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers supporting the adjustments referred to in 3. above noting no differences; and

5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7T, on which it was originally computed noting no overpayments.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report and the attached Form SIPC-7T is intended solely for the information and use of the specified parties listed above, for the purpose described in the first paragraph and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2010

Dixon Hughes PLLC

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

053060 FINRA DEC
PINNACLE BROKERAGE SERVICE INC 13*13
6750 POPLAR AVE STE 300
MEMPHIS TN 38138-7433

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

12/31/08
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pinnacle Brokerage Service In
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 19 day of JAN, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

D[illegible]TERMINATION OF [illegible] NET OPERATING RE[illegible]
AND GENERAL ASSESSMENT

[illegible] 31 [illegible]

Item No.
2a. [illegible] $ 17

2b. Additions:

(1) [illegible]

(2) [illegible]

(3) Net [illegible]

(4) [illegible]

(5) Net loss from [illegible]

(6) Expenses other than [illegible]

(7) Net loss from [illegible]

[illegible]

2c. Deductions:

(1) Revenues from the [illegible] investment [illegible] the [illegible] of insurance, from investment advisory services [illegible] accounts, and from [illegible]

(2) Revenues from commodity transactions.

(3) Commissions, [illegible] SIPC members in [illegible] Securities [illegible]

(4) Reimbursements [illegible] in connection with [illegible]

(5) Net gain from [illegible] investment accounts.

(6) 100% of [illegible] certificates of deposit and [illegible] Treasury bills, [illegible] that mature nine months or less from [illegible]

(7) Direct expenses of [illegible] related to the [illegible] business [illegible] of the Act.

(8) Other [illegible] (See Instruction [illegible])

(9) (i) Total interest and dividend expense [illegible] PART IIA Line 13, Code 4075 plus line 2b(4) above) [illegible] $

(ii) 40% [illegible] $

Enter the greater of line (i) or (ii)

[illegible]

2d. SIPC Net Operating Revenues $ 17

2e. General Assessment @ .0025 $ 15

[illegible]